Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2023

FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 18, 2023. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•

All-time record Net Income of $27.3 million for the 2023 six-month period corresponding to an EPS of $0.71. Strong profitability continued for the second quarter with Net Income of $10.5 million for the 2023 three-month period corresponding to an EPS of $0.27.

•

About 80% of fleet days are secured on period charters for the remainder of 2023, with total fleet employment days for all subsequent periods generating approximately $90 million (excl. JV vessels) in contracted revenues.

•

Concluded the previously announced sale of the Eco Czar, the Eco Nemesis, the Eco Texiana and the Eco Enigma. All four vessels were sold at a profit, two were delivered during Q2 23’ and two during Q3 23’.

•	Entered into an agreement to sell two more vessels, the Eco Dream and Eco Green with forward delivery in January 2024.

•	Initiated a share repurchase program of up to $15 million. As of the date of this release, 1.1 million shares had been repurchased.

•	Massively reduced debt by $104.9 million from $245.4 million as of March 31, 2023, net of deferred finance charges, to $140.5 million as of June 30, 2023.

•	Revenues at $36.7 million for Q2 23’ despite having reduced the number of vessels in the fleet from 34 vessels at the end of Q2 22’ to 29 vessels at the end of Q2 23’.

Second Quarter 2023 Results:

•

Revenues for the three months ended June 30, 2023 amounted to $36.7 million compared to revenues of $39.3 million for the three months ended June 30, 2022 while the fleet over the corresponding periods was reduced from 34 vessels at the end of Q2 2022 to 29 vessels at the end of Q2 2023 with the vessels remaining in the fleet seeing a rise in revenues due to better market conditions.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2023 were $3.5 million and $13.4 million, respectively, compared to $4.6 million and $13.3 million, respectively, for the three months ended June 30, 2022. The $1.1 million decrease in voyage expenses was the result of lower port expenses and bunker prices.

•

Drydocking costs for the three months ended June 30, 2023 and 2022 were $1.5 million and $0.2 million, respectively. Drydocking expenses during the second quarter of 2023 mainly relate to the completed drydocking of two of the larger handysize vessels in the fleet, compared to only the drydocking preparation of three smaller vessels in the same period of last year.

•	Depreciation for the three months ended June 30, 2023 and 2022 was $6.0 million and $7.0 million, respectively, as the number of our vessels declined.

•

Impairment loss for the three months ended June 30, 2023 was $2.8 million compared to nil for the same period of last year, which related to two vessels for which the Company had entered into separate agreements to sell them to third parties.

•

Interest and finance costs for the three months ended June 30, 2023 and 2022, were $2.5 million and $2.8 million, respectively. The $0.3 million decrease from the same period of last year is mostly due to the reduction in debt outstanding despite increases in Libor rates as well as profits from closing of swap positions due to debt prepayments.

•

Equity earnings in joint ventures for the three months ended June 30, 2023 and 2022 was a gain of $1.7 million and $1.9 million, respectively. The $0.2 million decrease was due to the decrease in the number of joint venture vessels from 7 to 5.

•

As a result of the above, for the three months ended June 30, 2023, the Company reported net income of $10.5 million, compared to net income of $12.2 million for the three months ended June 30, 2022. The weighted average number of shares outstanding for the three months ended June 30, 2023 and 2022 was 38.1 million and 37.9 million, respectively.

•	Earnings per share, basic and diluted, for the three months ended June 30, 2023 amounted to $0.27 compared to earnings per share of $0.32 for the same period of last year.

•

Adjusted net income was $10.7 million corresponding to an Adjusted EPS of $0.28 for the three months ended June 30, 2023 compared to Adjusted net income of $11.3 million corresponding to an Adjusted EPS of $0.30 for the same period of last year.

•	EBITDA for the three months ended June 30, 2023 amounted to $18.1 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 30.5 vessels were owned by the Company during the three months ended June 30, 2023 compared to 34.6 vessels for the same period of 2022.

Six Months 2023 Results:

•

Revenues for the six months ended June 30, 2023, amounted to $74.7 million, a decrease of $0.4 million, or 0.5%, compared to revenues of $75.1 million for the six months ended June 30, 2022, primarily due to reduction in the fleet size.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2023 were $7.5 million and $27.9 million, respectively, compared to $8.9 million and $26.2 million for the six months ended June 30, 2022. The $1.4 million decrease in voyage expenses was mainly due to the decrease in spot days and the lower prevailing bunker prices. The $1.7 million increase in vessels’ operating expenses despite the reduction in fleet size was primarily the result of cost overruns in certain cost categories like spares and crew and was more pronounced during the Q1 23’ and less so during Q2 23’.

•

Drydocking costs for the six months ended June 30, 2023 and 2022 were $2.6 million and $0.6 million, respectively. The costs for the six months ended June 30, 2023 mainly related to the completed drydocking of three of the larger handysize vessels, while the costs for the same period of last year related to the drydocking of one smaller vessel and to the drydocking preparation of three smaller vessels.

•

Depreciation for the six months ended June 30, 2023, was $12.6 million, a $1.5 million decrease from $14.1 million for the same period of last year, due to the decrease in the average number of our vessels.

•	Impairment loss for the six months ended June 30, 2023 was $2.8 million relating to two vessels, for which the Company has entered into separate agreements to sell them to third parties.

Impairment loss for the six months ended June 30, 2022 was $0.5 million relating to one vessel, for which the Company had entered into an agreement to sell and subsequently delivered to its new owner.

•	Gain on sale of vessels for the six months ended June 30, 2023 was $2.9 million, which was primarily due to the sale of two of the Company’s vessels.

•

Interest and finance costs for the six months ended June 30, 2023 and 2022 were $5.1 million and $5.1 million respectively. Despite increases in interest rates during that period interest rate costs remained flat mainly due to the decrease of our indebtedness.

•

Equity earnings in joint ventures for the six months ended June 30, 2023 and 2022 was a gain of $10.5 million and a gain of $3.6 million, respectively. The $6.9 million increase from the same period of last year is mainly due to a gain on sale of one of the Medium Gas carriers owned by one of our joint ventures.

•

As a result of the above, the Company reported a net income for the six months ended June 30, 2023 of $27.3 million, compared to a net income of $19.8 million for the six months ended June 30, 2022. The weighted average number of shares outstanding as of June 30, 2023 and 2022 was 38.1 million and 37.9 million, respectively. Earnings per share, basic and diluted, for the six months ended June 30, 2023 amounted to $0.71 compared to earnings per share, basic and diluted, of $0.52 for the same period of last year.

•

Adjusted net income was $28.0 million, or $0.73 per share, for the six months ended June 30, 2023 compared to adjusted net income of $20.0 million, or $0.53 per share, for the same period of last year.

•	EBITDA for the six months ended June 30, 2023 amounted to $43.1 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 31.4 vessels were owned by the Company during the six months ended June 30, 2023, compared to 35.5 vessels for the same period of 2022.

•	As of June 30, 2023, cash and cash equivalents (including restricted cash) amounted to $55.2 million and total debt amounted to $140.5 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A six months time charter for its 2011 built LPG carrier Gas Cerberus, until Dec 2023.

•	A six months time charter extension for its 2015 built LPG carrier Eco Green, until Dec 2023.

As of August 2023, the Company has total contracted revenues of approximately $90 million.

For the remainder of the year 2023, the Company has about 80% of fleet days secured under period contracts, with contracted revenues of approximately $43 million.

During Q2 23’, the previously announced sale of Eco Texiana and Eco Enigma was concluded, resulting in a profit of $2.9 million from the sale, while during the current quarter the Eco Czar and Eco Nemesis were also delivered to their new owners and the profits will be reflected in Q3 23’.

The Company also announced the sale of two vessels, the 2015 built Eco Dream and Eco Green to third parties. The vessels were sold with forward deliveries as they are currently on charters, and the sales are expected to be concluded in January 2024. The Company recognized an impairment loss of $2.8 million, while the sale proceeds will be reflected in the cashflow results at the time of delivery. Both vessels are unencumbered.

CEO Harry Vafias Commented

We continued operating in a firm market that underpinned yet another quarter of high profitability. So far for the first six months of 2023 we have reported the strongest performance on record, with an EPS of $0.71. During the second quarter we further divested assets in a rising market and will continue to diversify the fleet with the timely addition of bigger sized vessels. We were also highly focused on reducing debt, repaying $105million during the quarter alone, thus greatly reducing our interest rate expenses. At the same time our Board authorised us to repurchase shares, which we started doing late in the previous quarter. Up to now we have repurchased over 1million common shares and will continue. We are in the fortunate position where we can deleverage, diversify, repurchase stock and maintain strong liquidity concurrently. Despite any seasonal fluctuations the market remains relatively firm and we expect an upturn in the winter months that are approaching. We remain positive for the medium-term outlook of the LPG shipping market.

Conference Call details:

On August 18, 2023 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration: https://register.vevent.com/register/BI05865c475c6741a6b32fe9d9e6b9ab20

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

SteatlhGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. SteatlhGas Inc. has a fleet of 32 LPG carriers, including five Joint Venture vessels in the water, and three 40,000 cbm newbuilding Medium Gas Carriers (one owned through Joint Venture) to be delivered by the end of Q1 2024. These LPG vessels have a total capacity of 397,747 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include any lingering impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2022 and June 30, 2023.

FLEET DATA	Q2 2022	Q2 2023	6M 2022	6M 2023
Average number of vessels (1)	34.6	30.5	35.5	31.4
Period end number of owned vessels in fleet	34	29	34	29
Total calendar days for fleet (2)	3,147	2,774	6,431	5,677
Total voyage days for fleet (3)	3,142	2,725	6,392	5,596
Fleet utilization (4)	99.8%	98.2%	99.4%	98.6%
Total charter days for fleet (5)	2,778	2,361	5,629	4,986
Total spot market days for fleet (6)	364	364	763	610
Fleet operational utilization (7)	96.9%	95.6%	94.8%	96.4%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Periods Ended June 30th,
	2022	2023	2022	2023
Net Income - Adjusted Net Income
Net income	12,218,614	10,490,976	19,818,867	27,307,167
Less gain on derivatives	(1,049,015)	(358,422)	(1,065,802)	(296,108)
(Less)/Plus swap interest (paid)/received	(81,581)	195,969	(81,581)	389,287
(Less)/Plus (gain)/loss on sale of vessels, net	(569)	(2,949,339)	408,637	(2,925,985)
Plus impairment loss	—	2,759,554	529,532	2,816,873
Plus share based compensation	188,722	552,932	439,731	728,501
Adjusted Net Income	11,276,171	10,691,670	20,049,384	28,019,735
Net income - EBITDA
Net income	12,218,614	10,490,976	19,818,867	27,307,167
Plus interest and finance costs	2,757,529	2,508,108	5,119,033	5,130,794
Less interest income	(63,488)	(884,209)	(71,378)	(1,925,153)
Plus depreciation	7,031,345	6,013,651	14,052,128	12,592,017
EBITDA	21,944,000	18,128,526	38,918,650	43,104,825
Net income - Adjusted EBITDA
Net income	12,218,614	10,490,976	19,818,867	27,307,167
Less gain on derivatives	(1,049,015)	(358,422)	(1,065,802)	(296,108)
(Less)/Plus (gain)/loss on sale of vessels, net	(569)	(2,949,339)	408,637	(2,925,985)
Plus impairment loss	—	2,759,554	529,532	2,816,873
Plus share based compensation	188,722	552,932	439,731	728,501

Plus interest and finance costs	2,757,529	2,508,108	5,119,033	5,130,794
Less interest income	(63,488)	(884,209)	(71,378)	(1,925,153)
Plus depreciation	7,031,345	6,013,651	14,052,128	12,592,017
Adjusted EBITDA	21,083,138	18,133,251	39,230,748	43,428,106
EPS - Adjusted EPS
Net income	12,218,614	10,490,976	19,818,867	27,307,167
Adjusted net income	11,276,171	10,691,670	20,049,384	28,019,735
Weighted average number of shares	37,924,542	38,096,414	37,891,672	38,063,544
EPS - Basic	0.32	0.27	0.52	0.71
Adjusted EPS	0.30	0.28	0.53	0.73

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2022	2023	2022	2023
Revenues
Revenues	39,274,984	36,672,505	75,146,105	74,734,675
Expenses
Voyage expenses	4,161,806	3,081,142	7,953,019	6,599,833
Voyage expenses - related party	483,503	453,270	923,517	926,952
Vessels’ operating expenses	13,056,966	13,124,829	25,698,196	27,413,610
Vessels’ operating expenses - related party	278,000	246,500	514,950	504,000
Drydocking costs	193,090	1,461,559	576,625	2,551,601
Management fees - related party	1,287,765	1,176,881	2,572,685	2,411,001
General and administrative expenses	826,380	1,211,471	1,767,911	2,020,400
Depreciation	7,031,345	6,013,651	14,052,128	12,592,017
Impairment loss	—	2,759,554	529,532	2,816,873
Net (gain)/loss on sale of vessels	(569)	(2,949,339)	408,637	(2,925,985)

Total expenses	27,318,286	26,579,518	54,997,200	54,910,302

Income from operations	11,956,698	10,092,987	20,148,905	19,824,373

Other (expenses)/income
Interest and finance costs	(2,757,529)	(2,508,108)	(5,119,033)	(5,130,794)
Gain on derivatives	1,049,015	358,422	1,065,802	296,108
Interest income	63,488	884,209	71,378	1,925,153
Foreign exchange gain/(loss)	12,688	(28,673)	44,705	(132,999)

Other expenses, net	(1,632,338)	(1,294,150)	(3,937,148)	(3,042,532)

Income before equity in earnings of investees	10,324,360	8,798,837	16,211,757	16,781,841
Equity earnings in joint ventures	1,894,254	1,692,139	3,607,110	10,525,326

Net Income	12,218,614	10,490,976	19,818,867	27,307,167

Earnings per share
- Basic	0.32	0.27	0.52	0.71

- Diluted	0.32	0.27	0.52	0.71

Weighted average number of shares
- Basic	37,924,542	38,096,414	37,891,672	38,063,544
- Diluted	37,924,542	38,114,257	37,891,672	38,072,466

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2022	2023
Assets
Current assets
Cash and cash equivalents	55,770,823	48,105,094
Short term investments	26,500,000	—
Trade and other receivables	4,630,536	4,327,270
Other current assets	270,514	178,070
Claims receivable	182,141	55,475
Inventories	3,064,011	2,190,731
Advances and prepayments	681,413	2,212,508
Restricted cash	2,519,601	866,942
Assets held for sale	11,107,182	63,163,308

Total current assets	104,726,221	121,099,398

Non current assets
Advances for vessel acquisitions	23,400,000	23,400,000
Operating lease right-of-use assets	—	147,872
Vessels, net	628,478,453	515,411,960
Other receivables	162,872	115,953
Restricted cash	10,864,520	6,201,735
Investments in joint ventures	46,632,720	37,880,047
Deferred finance charges	165,666	936,833
Fair value of derivatives	7,102,855	2,691,625

Total non current assets	716,807,086	586,786,025

Total assets	821,533,307	707,885,423

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	2,476,663	5,940,749
Trade accounts payable	11,838,243	11,518,132
Accrued and other liabilities	6,923,992	4,508,182
Operating lease liabilities	—	97,198
Deferred income	5,234,978	3,940,460
Current portion of long-term debt	30,083,806	16,596,302
Current portion of long-term debt associated with vessel held for sale	—	8,629,146

Total current liabilities	56,557,682	51,230,169

Non current liabilities
Operating lease liabilities	—	50,674
Deferred income	21,451	108,818
Long-term debt	247,028,823	115,272,799

Total non current liabilities	247,050,274	115,432,291

Total liabilities	303,607,956	166,662,460

Commitments and contingencies	—	—
Stockholders’ equity
Capital stock	435,274	442,604
Treasury stock	(25,373,380)	(26,012,355)
Additional paid-in capital	443,620,122	444,341,293
Retained earnings	94,056,852	121,364,019
Accumulated other comprehensive income	5,186,483	1,087,402

Total stockholders’ equity	517,925,351	541,222,963

Total liabilities and stockholders’ equity	821,533,307	707,885,423

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2022	2023
Cash flows from operating activities
Net income for the period	19,818,867	27,307,167
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,052,128	12,592,017
Amortization of deferred finance charges	537,936	1,138,934
Amortization of operating lease right-of-use assets	43,229	52,226
Share based compensation	439,731	728,501
Change in fair value of derivatives	(1,147,383)	312,149
Equity earnings in joint ventures	(3,607,110)	(10,525,326)
Dividends received from joint ventures	1,020,000	14,589,215
Impairment loss	529,532	2,816,873
Loss/(Gain) on sale of vessels	408,637	(2,925,985)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(828,992)	350,185
Other current assets	79,873	92,444
Claims receivable	(500,249)	—
Inventories	(1,295,545)	1,073,527
Changes in operating lease liabilities	(43,229)	(52,226)
Advances and prepayments	(1,379,236)	(1,531,095)
Increase/(decrease) in
Balances with related parties	611,148	3,461,488
Trade accounts payable	740,512	(248,382)
Accrued liabilities	2,282,746	(1,271,144)
Deferred income	(1,775,859)	(1,207,151)

Net cash provided by operating activities	29,986,736	46,753,417

Cash flows from investing activities
Insurance proceeds	206,787	126,666
Proceeds from sale of vessels, net	23,887,379	47,187,215
Acquisition of vessels	(447,713)	(71,729)
Maturity of short term investments	—	26,500,000
Return of investments from joint ventures	—	4,688,785

Net cash provided by investing activities	23,646,453	78,430,937

Cash flows from financing activities
Stock repurchase	—	(638,975)
Deferred finance charges paid	(534,600)	(775,833)
Advances from joint ventures	1,655,684	2,698
Advances to joint ventures	(1,450,334)	(100)
Loan repayments	(68,176,450)	(137,753,317)
Proceeds from long-term debt	59,400,000	—

Net cash used in financing activities	(9,105,700)	(139,165,527)

Net increase/(decrease) in cash, cash equivalents and restricted cash	44,527,489	(13,981,173)
Cash, cash equivalents and restricted cash at beginning of year	45,700,537	69,154,944

Cash, cash equivalents and restricted cash at end of period	90,228,026	55,173,771

Cash breakdown
Cash and cash equivalents	77,874,497	48,105,094
Restricted cash, current	2,187,385	866,942
Restricted cash, non current	10,166,144	6,201,735

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	90,228,026	55,173,771